Exhibit B.12: Tabular disclosure of contractual obligations

The following table provides the maturity profile of our liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities:

Contractual obligations

The following table provides the contractual maturity profile of our on-balance sheet liabilities and equity at their carrying values:

$ millions, as at October 31, 2016	Less than 1 year	1–3 years	3–5 years	Over 5 years	No specified maturity	Total
Liabilities
Deposits (1)	$133,355	$48,140	$20,983	$7,500	$185,669	$395,647
Obligations related to securities sold short	10,338	—	—	—	—	10,338
Cash collateral on securities lent	2,518	—	—	—	—	2,518
Obligations related to securities sold under repurchase agreements	11,694	—	—	—	—	11,694
Derivative instruments	7,993	6,766	3,842	10,206	—	28,807
Acceptances	12,395	—	—	—	—	12,395
Other liabilities	—	—	—	—	12,919	12,919
Subordinated indebtedness	—	39	—	3,327	—	3,366
Equity	—	—	—	—	23,673	23,673

	$178,293	$54,945	$24,825	$21,033	$222,261	$501,357

October 31, 2015	$163,802	$51,278	$27,123	$18,902	$202,204	$463,309

(1)	Comprises $148.1 billion (2015: $137.4 billion) of personal deposits of which $143.3 billion (2015: $132.7 billion) are in Canada and $4.8 billion (2015: $4.7 billion) are in other countries; $229.7 billion (2015: $218.5 billion) of business and government deposits and secured borrowings of which $171.9 billion (2015: $158.9 billion) are in Canada and $57.8 billion (2015: $59.6 billion) are in other countries; and $17.8 billion (2015: $10.8 billion) of bank deposits of which $6.8 billion (2015: $4.0 billion) are in Canada and $11.0 billion (2015: $6.8 billion) are in other countries.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments:

$ millions, as at October 31, 2016	Less than 1 year	1–3 years	3–5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$38,657	$—	$—	$—	$—	$38,657
Unutilized credit commitments	10,865	16,569	24,324	1,134	133,514	186,406
Backstop liquidity facilities	8,596	233	—	13	—	8,842
Standby and performance letters of credit	10,816	732	583	246	—	12,377
Documentary and commercial letters of credit	207	9	1	—	—	217
Other	282	—	—	—	—	282

	$69,423	$17,543	$24,908	$1,393	$133,514	$246,781

October 31, 2015	$58,692	$15,423	$25,810	$1,560	$124,034	$225,519

(1)	Includes $104.5 billion (2015: $97.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.5 billion (2015: $1.4 billion) for cash because it is reported on the consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations:

$ millions, as at October 31, 2016	Less than 1 year	1–3 years	3–5 years	Over 5 years	Total
Operating leases	$430	$745	$514	$1,026	$2,715
Purchase obligations (1)	967	1,089	466	378	2,900
Pension contributions (2)	176	—	—	—	176
Underwriting commitments	196	—	—	—	196
Investment commitments	4	8	5	128	145

	$1,773	$1,842	$985	$1,532	$6,132

October 31, 2015	$2,063	$1,918	$1,044	$1,669	$6,694

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.